EXHIBIT INDEX

Exhibit
Number                          Document
         --------------------------------------------------------

25 Press Release of Registrant, dated May 26, 1999, announcing Registrant's agreement to acquire EPC

                                                                      EXHIBIT 25
[E-TEK Dynamics Logo]

FOR IMMEDIATE RELEASE
Investor Relations Hot Line
(408) 546-5500
Alison Reynders
Investor Relations Manager
(408) 546-4608

                       E-TEK Dynamics Announces Agreement
                     to Acquire ElectroPhotonics Corporation

San Jose, California, May 26, 1999 -- E-TEK Dynamics, Inc. (Nasdaq: ETEK) today announced a definitive agreement to acquire privately-held ElectroPhotonics Corporation (EPC) of Toronto, Canada. EPC is an independent developer of components and modules for optical networks including Dense Wavelength Division Multiplexing (DWDM) components, dispersion compensation modules and network performance monitoring subsystems.

Under the terms of the agreement, shares of E-TEK common stock and cash with an aggregate value of approximately $40 million will be exchanged for all outstanding shares of EPC. The acquisition is conditional upon approval by EPC shareholders.

EPC's expertise in fiber bragg grating (FBG) based solutions provides E-TEK with an additional technology platform that addresses new applications, such as dispersion compensation, while providing alternative solutions for existing products, such as thin film filter DWDM components.

"With the acquisition of EPC, we will be able to add significant technical expertise to E-TEK's team. One of our strategic goals is to expand our product base through the development or acquisition of key technologies that target future areas of demand. The advances that EPC has made in optical monitoring and dispersion compensation allow E-TEK to expand in two areas that we believe will provide key solutions to our customers as they build increasingly complex optical networks," said Michael Fitzpatrick, E-TEK's Chairman and Chief Executive Officer.

"Since 1993, EPC has been demonstrating its ability to transform innovative concepts into products. With E-TEK's strong manufacturing and distribution capabilities, we hope to offer EPC's advanced fiber optic components to a larger market," said Dr. Tino Alavie, President and Chief Executive Officer of EPC.

EPC's existing product line includes ITU Dispersion Compensation Gratings (DCG's), Optical Performance Monitors (OPM's), and DWDM fiber bragg gratings. EPC's dispersion
                                       4
compensation gratings offer a cost effective solution to fiber based dispersion in high bit rate optical networks. The DCG components are thermally insensitive and feature low insertion loss and high center wavelength accuracy. EPC's OPM allows for close monitoring of the optical layer by providing measurements of wavelength, power and optical signal-to-noise ratios on a per wavelength basis. EPC's DWDM gratings feature athermal packaging, low insertion loss, and tight channel spacing.

EPC was founded in 1993 and employs 46 people. Dr. Tino Alavie will be Vice President and General Manager of the business unit reporting to Sanjay Subhedar, E-TEK's Senior Vice President of Operations and Chief Financial Officer.

About E-TEK Dynamics
E-TEK Dynamics, Inc. (Nasdaq: ETEK), headquartered in San Jose, is a leader in the design and manufacturing of high-quality passive components and modules for fiber optic systems. E-TEK's wavelength division multiplexers ("WDMs") are designed to increase the bandwidth capacity of new and existing fiber optic networks. Other E-TEK components, including isolators, couplers and integrated optics, are critical in enabling optical communications systems. These products are utilized in terrestrial and submarine long-haul fiber-optic networks as well as in emerging short-haul markets, such as metropolitan area networks. More information on E-TEK is available at http://www.e-tek.com. For more information about EPC, please visit their website at http://www.electrophotonics.com.

Forward Looking Statements

This press release may contain forward-looking statements that involve risks and uncertainties, particularly those of E-TEK's Chairman and CEO as they relate to the expansion of E-TEK's product base and any future demand that may result. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by E-TEK Dynamics with the SEC, specifically the Quarterly Report on Form 10-Q for the period ended April 2, 1999, and the Registration Statement on Form S-1, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including dependence on a limited number of major customers, rapid technological change, increasing competition, continued industry consolidation and potential fluctuations in quarterly and annual results.

E-TEK Dynamics, E-TEK, and Enabling Next-Generation Optical Networks are trademarks of E-TEK Dynamics, Inc.
                               # # #